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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

LANCER CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

514614106

(CUSIP Number)

Michael R. Dorey, Esq.
Lidji & Dorey
A Professional Corporation
500 N. Akard Street
Suite 3500
Dallas, Texas 75201
(214) 774-1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 18, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 514614106			Page 2 of 12

1.	Name of Reporting Person: George F. Schroeder		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,366,133 (1)

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 1,366,133 (1)

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,366,133 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.3% (1)(2)

14.	Type of Reporting Person (See Instructions): IN

(1)	The number reported includes 4,449 shares owned through the Issuer’s 401(k) plan, 447,525 shares held by trusts for the children of the Reporting Person, of which the Reporting Person is the trustee, and 37,500 shares of Common Stock that may be acquired pursuant to options granted under the Issuer’s Stock Option Plan of 1996.

(2)	The number reported reflects, in terms of a percentage, the relationship the number of shares of Common Stock that the Reporting Person may be deemed to beneficially own bears to 9,509,028 shares of Common Stock outstanding as of October 18, 2005, based on information supplied by the Issuer, plus the 37,500 shares of Common Stock that may be acquired pursuant to options granted under the Issuer’s Stock Option Plan of 1996.

CUSIP No. 514614106			Page 3 of 12

1.	Name of Reporting Person: Alfred A. Schroeder		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,251,626 (1)

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 1,251,626 (1)

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,251,626 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.1% (1)(2)

14.	Type of Reporting Person (See Instructions): IN

(1)	The number reported includes 22,438 shares owned through the Issuer’s 401(k) plan and 37,500 shares of Common Stock that may be acquired pursuant to options granted under the Issuer’s Stock Option Plan of 1996.

(2)	The number reported reflects, in terms of a percentage, the relationship the number of shares of Common Stock that the Reporting Person may be deemed to beneficially own bears to 9,509,028 shares of Common Stock outstanding as of October 18, 2005, based on information supplied by the Issuer, plus the 37,500 shares of Common Stock that may be acquired pursuant to options granted under the Issuer’s Stock Option Plan of 1996.

CUSIP No. 514614106			Page 4 of 12

1.	Name of Reporting Person: Harold R. Schmitz		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 342,000 (1)

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 342,000 (1)

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 342,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.6% (1)(2)

14.	Type of Reporting Person (See Instructions): IN

(1)	The number reported includes 10,000 shares of Common Stock that may be acquired pursuant to options granted under the Issuer’s Stock Option Plan of 2002.

(2)	The number reported reflects, in terms of a percentage, the relationship the number of shares of Common Stock that the Reporting Person may be deemed to beneficially own bears to 9,509,028 shares of Common Stock outstanding as of October 18, 2005, based on information supplied by the Issuer, plus the 10,000 shares of Common Stock that may be acquired pursuant to options granted under the Issuer’s Stock Option Plan of 2002.

CUSIP No. 514614106			Page 5 of 12

1.	Name of Reporting Person: Norborne P. Cole, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 25,450 (1)

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 25,450 (1)

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25, 450 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): .02% (1)(2)

14.	Type of Reporting Person (See Instructions): IN

(1)	The number reported includes 20,450 shares of Common Stock that may be acquired pursuant to options granted under the Issuer’s Stock Option Plan of 2002.

(2)	The number reported reflects, in terms of a percentage, the relationship the number of shares of Common Stock that the Reporting Person may be deemed to beneficially own bears to 9,509,028 shares of Common Stock outstanding as of October 18, 2005, based on information supplied by the Issuer, plus the 20,450 shares of Common Stock that may be acquired pursuant to options granted under the Issuer’s Stock Option Plan of 2002.

CUSIP No. 514614106			Page 6 of 12

1.	Name of Reporting Person: James F. Gallivan, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 580,780 (1)

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 580,780 (1)

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 580,780 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.1% (1)(2)

14.	Type of Reporting Person (See Instructions): IN

(1)	The number reported includes 560,000 held by Bedrock Capital, L.P. which the Reporting Person is deemed to be the beneficial owner of and 10,000 shares of Common Stock that may be acquired pursuant to options granted under the Issuer’s Stock Option Plan of 2002.

(2)	The number reported reflects, in terms of a percentage, the relationship the number of shares of Common Stock that the Reporting Person may be deemed to beneficially own bears to 9,509,028 shares of Common Stock outstanding as of October 18, 2005, based on information supplied by the Issuer, plus the 10,000 shares of Common Stock that may be acquired pursuant to options granted under the Issuer’s Stock Option Plan of 2002.

CUSIP No. 514614106			Page 7 of 12

1.	Name of Reporting Person: Olivia F. Kirtley		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 199,650 (1)

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 199,650 (1)

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 199,650 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.1% (1)(2)

14.	Type of Reporting Person (See Instructions): IN

(1)	The number reported includes 174,200 shares jointly owned with Ms. Kirtley’s husband and 25,450 shares of Common Stock that may be acquired pursuant to options granted under the Issuer’s Stock Option Plan of 2002.

(2)	The number reported reflects, in terms of a percentage, the relationship the number of shares of Common Stock that the Reporting Person may be deemed to beneficially own bears to 9,509,028 shares of Common Stock outstanding as of October 18, 2005, based on information supplied by the Issuer, plus the 25,450 shares of Common Stock that may be acquired pursuant to options granted under the Issuer’s Stock Option Plan of 2002.

CUSIP No. 514614106			Page 8 of 12

1.	Name of Reporting Person: Richard C. Osborne		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 34,630 (1)

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 34,630 (1)

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 34,630 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.31% (1)(2)

14.	Type of Reporting Person (See Instructions): IN

(1)	The number reported includes 20,450 shares of Common Stock that may be acquired pursuant to options granted under the Issuer’s Stock Option Plan of 2002.

(2)	The number reported reflects, in terms of a percentage, the relationship the number of shares of Common Stock that the Reporting Person may be deemed to beneficially own bears to 9,509,028 shares of Common Stock outstanding as of October 18, 2005, based on information supplied by the Issuer, plus the 20,450 shares of Common Stock that may be acquired pursuant to options granted under the Issuer’s Stock Option Plan of 2002.

SCHEDULE 13D
Item 1. Security and Issuer.
     This statement of beneficial ownership on Schedule 13D (this “Statement”) relates to the Common Stock, $0.01 par value per share (the “Lancer Stock”), of Lancer Corporation, a Texas corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6655 Lancer Blvd., San Antonio, Texas 78219.
Item 2. Identity and Background.
     This Statement is being jointly filed by each of George F. Schroeder, Alfred A. Schroeder, Harold R. Schmitz, Norborne P. Cole, Jr., James F. Gallivan, Jr., Olivia F. Kirtley, and Richard C. Osborne. Collectively the foregoing persons are referred to individually as a “Reporting Person” and collectively as the “Reporting Persons.”
     James F. Gallivan, Jr. originally filed a statement of beneficial ownership on May 7, 2004. The inclusion of Mr. Gallivan in this Statement serves as the 1st amendment to his previous statement on Schedule 13D and fully restates his previous statement, except as amended by this Statement.
     Appendix A, which is incorporated herein by reference, sets forth the following information with respect to each Reporting Person and anyone with whom a Reporting Person shares voting or dispositive power with respect to such person’s Lancer Stock: (i) name, (ii) residence or business address, (iii) present principal occupation or employment, (iv) principal home or business address of any corporation or other organization in which such employment is conducted, and (v) citizenship.
     Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information given by another Reporting Person. By their signatures on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person. Each of the Reporting Persons may be deemed to be holding their shares of Lancer Stock with the purpose (together with the other Reporting Persons) of acting in concert with regard to the transactions described in Item 4; accordingly, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the shares of the Lancer Stock covered by this Statement.
     None of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) a party, during the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     The Reporting Persons have acquired their shares of Lancer Stock through one or more of director fees, 401(k) contributions, and personal funds.

Item 4. Purpose of Transaction.
     On October 18, 2005, Hoshizaki America, Inc. (“Hoshizaki”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer. The Merger Agreement contemplates that a designee of Hoshizaki to be formed as a corporation under the laws of the State of Texas (“Merger Sub”) will be merged with and into the Issuer (the “Merger”) and each outstanding share of Lancer Stock will be converted in the Merger into the right to receive $22.00 per share in cash, without interest. The Merger Agreement has been approved by the Issuer’s board of directors after the receipt of a fairness opinion that the transaction is fair to the Issuer’s stockholders from a financial point of view.
     After the Merger, the directors of Merger Sub will become the directors of the Issuer and the officers of Merger Sub will become the officers of the Issuer in each case until their successors are duly elected or appointed and qualified.
     If the Merger is consummated, the Lancer Stock will be delisted from trading on the American Stock Exchange or any other exchange or inter-dealer quotation system, and the Lancer Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.
     Except as set forth in this Item 4, the Reporting Persons have no other plans or intentions that relate to or would result in the events set forth in Item 4 of the instructions to Schedule 13D.
     The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
     See Items 7 through 11 on the cover page of this report for each of the Reporting Persons. Together the Reporting Persons may be deemed to beneficially own 3,804,449 shares of Lancer Stock which, reflected in terms of a percentage of total outstanding Lancer Stock of 9,509,028 shares (as of October 18, 2005, based upon information supplied by the Issuer) plus shares of Lancer Stock that may be acquired pursuant to options granted under the Issuer’s 1996 and 2002 Stock Option Plans by the Reporting Persons, is approximately 38%.
     Except for systematic purchases of Lancer Stock through the 401(k) plans of Mr. George F. Schroeder and Mr. Alfred A, Schroeder, and shares received pursuant to the Issuer’s directors compensation plan, none of the Reporting Persons has engaged in any transactions in Lancer Stock within the past 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     At the request of Hoshizaki, each of the Reporting Persons, in his or her capacity as a shareholder of the Issuer, entered into a voting agreement with Hoshizaki (the “Voting Agreement”) attached hereto as Exhibit 99.2 and incorporated herein by reference. The Voting Agreement provides that no Reporting Person will (a) sell, transfer, encumber, pledge or assign any Lancer Stock owned or subsequently acquired by any of them; (b) enter into any contract to do any of the foregoing; or (c) grant any proxy or power of attorney with respect to their Lancer Stock, except in accordance with the Voting Agreement.

     They further agreed that until the earlier of the effective time of the Merger or the termination of the Voting Agreement, they will vote all of their shares of Lancer Stock (a) in favor of the approval of the Merger Agreement and the transactions contemplated in the Merger Agreement; (b) against any action or agreement that would result in a breach of any covenant, representation or warranty contained in the Merger Agreement or the Voting Agreement; (c) against any proposal to acquire the Issuer by a party other than Hoshizaki and its affiliates; (d) against any change in a majority of the Issuer’s board of directors or any amendment to the Issuer’s charter or bylaws; and (e) against any action which, in the judgment of Hoshizaki, could reasonably be expected to impede, delay or postpone the Merger and the transactions contemplated in the Merger Agreement and the Voting Agreement.
     Additionally, in the Voting Agreement, each of the Reporting Persons granted to designees of Hoshizaki an irrevocable proxy to vote their Lancer Stock in accordance with the Voting Agreement.
     The Voting Agreement provides that each of the Reporting Persons has entered into the Voting Agreement only in their capacity as shareholders of the Issuer, and no provision of the Voting Agreement may prevent or preclude any of the Reporting Persons from taking any action in their capacities as directors of the Issuer.
     The Voting Agreement will terminate on the earlier of: (a) the termination of the Merger Agreement; or (b) the effective time of the merger.
     The foregoing summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Voting Agreement.
Item 7. Materials to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii).

Exhibit 99.1	Agreement and Plan of Merger, dated as of October 18, 2005, by and between Lancer Corporation and Hoshizaki America, Inc.

Exhibit 99.2	Voting and Support Agreement, dated as of October 18, 2005, by and between Hoshizaki America, Inc. and the other parties thereto.

SIGNATURE
     After reasonable inquiry and to the best of each Reporting Person’s respective knowledge and belief, each Reporting Person certifies that the information set forth in this Statement is true, complete and correct.
     Pursuant to the requirements of the Securities and Exchange Act of 1934, this Schedule 13D has been signed by the following persons.

SIGNATURE	DATE

/s/ George F. Schroeder	October 25, 2005

George F. Schroeder

/s/ Alfred A. Schroeder	October 25, 2005

Alfred A. Schroeder

/s/ Harold R. Schmitz	October 25, 2005

Harold R. Schmitz

/s/ Olivia F. Kirtley	October 25, 2005

Olivia F. Kirtley

/s/ James F. Gallivan, Jr.	October 25, 2005

James F. Gallivan, Jr.

/s/ Norborne P. Cole, Jr.	October 25, 2005

Norborne P. Cole, Jr.

/s/ Richard C. Osborne	October 25, 2005

Richard C. Osborne

APPENDIX A

		BUSINESS OR	CITIZENSHIP OR
		RESIDENCE	JURISDICTION OF
NAME	OCCUPATION	ADDRESS	FORMATION

George F. Schroeder	Co-founder of the Issuer and manager of the Issuer’s joint venture investments	6655 Lancer Blvd. San Antonio, TX 78219	USA

Alfred A. Schroeder	Co-founder of the Issuer and a designer and new product developer for the Issuer	6655 Lancer Blvd. San Antonio, TX 78219	USA

Harold R. Schmitz	Chairman of the Board of the Issuer and a private investor	218 East Hyerdale Drive Goshen, Ct. 06756	USA

Olivia F. Kirtley	Director of the Issuer and business consultant	47 Harwood Road Louisville, KY 40222	USA

James F. Gallivan, Jr.	Director of the Issuer and Managing Director of Investment Security Services LLLP	P.O. Box 1320, St. Thomas, U.S. Virgin Islands 00804	USA

Norborne P. Cole, Jr.	Director of the Issuer and business consultant	101 Medicine Creek Drive Presho, South Dakota 57568	USA

Richard C. Osborne	Director of the Issuer and Managing Director Madison Capital Partners	9810 E. Thompson Peak Pkwy. Lot #816 Scottsdale, AZ 85255	USA

INDEX TO EXHIBITS

Exhibit 1.	Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii).

Exhibit 99.1	Agreement and Plan of Merger, dated as of October 18, 2005, by and between Lancer Corporation and Hoshizaki America, Inc.

Exhibit 99.2	Voting and Support Agreement, dated as of October 18, 2005, by and between Hoshizaki America, Inc. and the other parties thereto.